EXHIBIT 99.1

Medicenna Appoints Dr. Arash Yavari as Chair of Development Advisory Committee

Development Advisory Committee strengthened with the expertise and leadership of Dr. Yavari

TORONTO and HOUSTON, Aug. 08, 2023 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or “the Company”) (NASDAQ: MDNA TSX: MDNA), a clinical-stage immunotherapy company, announced today the appointment of Dr. Arash Yavari as the Chair of its Development Advisory Committee (“DAC”), a team comprised of industry veterans in immuno-oncology drug development and regulatory strategy.

“We are pleased to welcome Dr. Arash Yavari as the Chair of our Development Advisory Committee,” said Dr. Fahar Merchant, President and CEO of Medicenna. “We have been working closely with Dr. Yavari on MDNA11 for the past two years and have appreciated his considerable expertise in drug development. Dr. Yavari’s contributions will be instrumental in advancing our planned Phase 2 dose expansion and combination studies which are expected to commence in the third and fourth calendar quarters of this year, respectively.”

Dr. Yavari stated: “I look forward to assisting Medicenna’s team in their efforts to provide well-tolerated and more effective, cytokine-based, precision immunotherapies such as MDNA11 to patients with difficult-to-treat cancers. The encouraging data generated to date with MDNA11 in the ongoing ABILITY study highlights the promise of Medicenna’s innovative IL-2 superkines, bizaxofusp for recurrent glioblastoma and, more broadly, the BiSKITs platform. These novel approaches and their expected synergy with a range of other cancer treatment modalities have the potential to provide long-lasting clinical benefit to patients with advanced cancer.”

Dr. Arash Yavari is a physician-scientist with over 20 years of broad clinical, scientific and industry drug development experience. He has extensive expertise in early clinical development and scientific strategy across a range of therapeutic areas, including immuno-oncology, hemato-oncology, inflammation, autoimmunity, cardiometabolic and rare disease. Dr Yavari is a University Research Lecturer and Principal Investigator at the Radcliffe Department of Medicine, University of Oxford, CSO of Imbria Pharmaceuticals, and serves as Senior Drug Development Clinician with Weatherden, a London-based biotech-focused consulting organization. Dr. Yavari holds a BSc and MBBS from the University of London, and a DPhil from the University of Oxford.

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines. Medicenna’s long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 (IL-2 receptor beta) binding without CD25 (IL-2 receptor alpha) affinity thereby preferentially stimulating cancer killing effector T cells and NK cells. Medicenna’s IL-4 Empowered Superkine, bizaxofusp (formerly MDNA55), has been studied in 5 clinical trials including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. Bizaxofusp has obtained FastTrack and Orphan Drug status from the FDA and FDA/EMA, respectively. Medicenna’s early-stage BiSKITs™ program, (Bifunctional SuperKine ImmunoTherapies) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors.

Forward Looking Statements
This news release contains forward-looking statements within the meaning of applicable securities laws that relate to the future operations of the Company, plans and projections and other statements, including statements on the development potential and milestones of MDNA11. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expect”, “believe”, “seek”, “potentially” and similar expressions. and are subject to risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the risks detailed in the latest Annual Information Form and Annual Report on Form 20-F of the Company and in other filings made by the Company with the applicable securities regulators from time to time in Canada and the United States.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date hereof and except as required by law, we do not intend and do not assume any obligation to update or revise publicly any of the included forward-looking statements.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, ewilliams@medicenna.com

Delphine Davan, Vice President, Investor Relations and Corporate Communications, ddavan@medicenna.com

Media Contact

For media inquiries, please contact:

Tony Russo, Russo Partners, 212-845-4251, tony.russo@russopartnersllc.com